Newsrelease



06014270



NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

May 19, 2006

Member of NABI Rt.'s Board of Directors Resigns

NABI Autóbuszipari Rt. ("NABI Rt.") announces that Board of Directors member László Szamosi notified the Board of Directors of his intent to resign. As the Board of Directors comprises three members at present, effective immediately, Mr. Szamosi's resignation would bring the number of Board members below the statutory minimum and incapacitate the Board. Therefore, the resignation is at an inappropriate time and shall only take effect on the sixtieth day after the announcement thereof that is on July 18, 2006 pursuant to Section 30, Paragraph (2) of Act CXLIV of 1997 on Business Associations.

Until the resignation takes effect, László Szamosi shall participate in making any urgent decisions and taking any urgent measures.

- END -

For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu

Jlw 6/12